UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contracts for two FPSOs for the Sergipe Deepwater project

—

Rio de Janeiro, May 29, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement of April 13, 2026, announces that it has signed contracts today with SBM Offshore for the construction of two FPSO-type oil and gas production units for the Sergipe Deepwater (SEAP) project, under the Build, Operate and Transfer (BOT) model.

Petrobras will be the owner of the units, while SBM Offshore will be responsible for the design, construction and assembly, as well as the operation and maintenance of the two FPSOs for an initial period of 6.5 years.

With investments exceeding R$ 60 billion by Petrobras, the two projects are expected to produce a total of more than 1 billion barrels of oil equivalent (boe), representing a significant economic return for Petrobras. In addition, they will make a relevant contribution to increasing national oil and gas production and to developing a new oil and gas production frontier in Brazil’s Northeast region.

About the Sergipe Deepwater project

The FPSO SEAP-II (P-87) will have an installed capacity to produce 120,000 barrels of oil per day and process 12 million cubic meters of natural gas per day. The start of oil production is scheduled for 2030, with gas export beginning in 2031. The SEAP II project comprises reservoirs of light, high-quality oil and non-associated gas with low contaminant content, located about 80 km off the coast, in the BM-SEAL-4, BM-SEAL-4A and BM-SEAL-10 concessions. Petrobras is the operator of the BM-SEAL-4 concession, with a 75% stake, in partnership with ONGC Campos Limitada (25%), and operates the BM-SEAL-4A and BM-SEAL-10 concessions, in which it holds a 100% stake.

The FPSO SEAP-I (P-81) will have an installed capacity to produce 120,000 barrels of oil per day and process 10 million cubic meters of natural gas per day. The start of production is scheduled for 2031. The SEAP I project comprises reservoirs of light, high-quality oil and non-associated gas with low contaminant content, located in the BM-SEAL-11 and BM-SEAL-10 concessions, approximately 100 km off the coast. Petrobras is the operator of the BM-SEAL-11 concession, with a 60% stake, in partnership with IBV Brasil Petróleo Ltda. (40%), and holds a 100% stake in the BM-SEAL-10 concession.

The FPSOs will be connected to a production offloading gas pipeline approximately 134 km in length — 111 km offshore and 23 km onshore. This infrastructure will help expand the availability of natural gas in Brazil and strengthen national energy security.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer